		Exhibit B

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
(a wholly owned subsidiary of TNP Enterprises, Inc.)
Financial Data Schedule
For the Period Ending December 31, 2001
(Amounts in Thousands)

Item No.	Caption Heading	Amount

1	Total Assets	$ 940,799

2	Total Operating Revenues	651,532

3	Net Income	50,964